SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DISCOVERY, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 25470F104

Series B Common Stock: 25470F203

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers: Series A common stock: 25470F 104

Series B common stock: 25470F 203

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

Series A Common Stock: 1,106,323 (2), (3), (4)

Series B Common Stock: 6,093,490 (1)

	8.	Shared Voting Power

Series A Common Stock: 0 (4)

Series B Common Stock: 91,789 (5)

	9.	Sole Dispositive Power

Series A Common Stock: 1,106,323 (2), (3), (4)

Series B Common Stock: 6,093,490 (1)

	10.	Shared Dispositive Power

Series A Common Stock: 0 (4)

Series B Common Stock: 91,789 (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Series A Common Stock: 1,106,323 (2), (3), (4)

Series B Common Stock: 6,185,279 (1), (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

Series A Common Stock: 0.7% (6), (7)

Series B Common Stock: 95.0% (6), (7)

14.	Type of Reporting Person (See Instructions)

IN

(1)  Includes 170,471 shares of Series B Common Stock held by the Reporting Person’s wife, Mrs. Leslie Malone (“Mrs. Malone”), as to which shares the Reporting Person disclaims beneficial ownership.

(2)  Includes 804,323 shares of Series A Common Stock held by a trust (the “Discovery CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the Discovery CRT.

(3)  Includes 300,000 shares of Series A Common Stock held by a trust (the “CHUB CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CHUB CRT.

(4)  Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by the Reporting Person; however, if such shares of Series A Common Stock were included, the Reporting Person would have beneficial ownership of 7,291,602 shares of Series A Common Stock. The percent of Series A Common Stock, as a series, represented by the Reporting Person’s beneficial ownership (assuming such conversion and including the shares held by the Trusts) would be approximately 4.3% of such shares outstanding (including shares deemed outstanding pursuant to Rule 13d-3 of the Exchange Act of the 1934, as amended (the “Exchange Act”)), subject to the relevant footnotes set forth herein.

(5)  Includes 91,789 shares of Series B Common Stock held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are the Reporting Person’s adult children. The Reporting Person has no pecuniary interest in the Trusts but retains the right to substitute assets held by the Trusts. The Reporting Person disclaims beneficial ownership of the shares held by the Trusts.

(6)  Based upon 168,654,015 shares of Series A Common Stock and 6,512,378 shares of Series B Common Stock, in each case, outstanding as of April 16, 2021, reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on April 29, 2021, and, as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Series A Common Stock held by the Reporting Person and exercisable within 60 days after May 17, 2021.

(7)  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes, except, in each case, in respect of the election of preferred stock directors of the Issuer. Accordingly, in the election of common stock directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 26.9% of the voting power of the Issuer, based on the number of shares outstanding specified above in Note 7. With respect to all matters other than the election of common stock directors, the voting power represented by securities of the Issuer beneficially owned by the Reporting Person would be significantly lower because Advance, as the holder of the Issuer’s Series A Preferred Stock, votes with the holders of the Issuer’s common stock on all other matters. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

DISCOVERY, INC.

This Report on Schedule 13D relates to the Series A Common Stock, par value $.01 per share (the “Series A Common Stock”), and Series B Common Stock, par value $.01 per share (the “Series B Common Stock”, and together with the Series A Common Stock, the “Common Stock”), of Discovery, Inc., a Delaware corporation (the “Issuer”). The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Mr. John C. Malone (the “Reporting Person”), on September 26, 2008, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC by the Reporting Person, on February 18, 2014 and Amendment No. 2 to the Schedule 13D filed with the SEC by the Reporting Person, on August 7, 2017 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information at the end of such Item:

On May 17, 2021, Discovery, Inc. (“Discovery”) entered into an agreement and plan of merger (the “Merger Agreement”) to effect a reverse Morris trust transaction with AT&T Inc. (“AT&T”) pursuant to which Magallanes, Inc., a wholly owned subsidiary of AT&T (“Spinco”) which will own the WarnerMedia segment of AT&T, will be merged with and into Drake Subsidiary, Inc. a wholly owned subsidiary of Discovery (the “Business Combination”).

In connection with the Business Combination, Discovery will amend its Amended and Restated Certificate of Incorporation (the “Discovery Charter”) and undergo a recapitalization of its existing classes of stock, pursuant to which, among other things, each share of (i) Discovery Series A Common Stock will be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, designated as Series A Common Stock (the “New Common Stock”), (ii) Discovery Series B Common Stock will be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of New Common Stock, (iii) Discovery Series C Common Stock will be reclassified as, and be converted into, one (1) validly issued, fully paid and non-assessable share of New Common Stock, (iv) Discovery’s Series A-1 Convertible Participating Preferred Stock (the “Series A-1 Preferred Stock”) will be reclassified as, and be converted into 13.11346315 validly issued, fully paid and non-assessable shares of New Common Stock and (v) Discovery’s Series C-1 Convertible Participating Preferred Stock will be reclassified as, and be converted into, such number of validly issued, fully paid and non-assessable shares of New Common Stock as the number of shares of Discovery Series C Common Stock each such share of Discovery’s Series C-1 Convertible Participating Preferred Stock would have been convertible into under Discovery’s Certificate of Designation of Series C-1 Convertible Participating Preferred Stock (the reclassifications or conversion described in the foregoing clauses (i) through (v), the “Recapitalization”). As a result of the Recapitalization, Discovery will have only one class of common stock. In addition, prior to the consummation of the Business Combination, AT&T will effect a separation of Spinco, either through a spin-off, an exchange offer or a combination thereof (the “Separation” and together with the Business Combination and the Recapitalization, the “Proposed Transaction”). Following the Recapitalization and the Separation, in connection with the consummation of the Business Combination, the shareholders of Spinco will receive Series A Common Stock at a fixed exchange ratio such that, upon consummation of the Business Combination, the former shareholders of AT&T will own an aggregate of 71% of the combined company and the shareholders of Discovery will own an aggregate of 29% of the combined company.

In connection with the entry into the Merger Agreement, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”), pursuant to which Reporting Person has agreed to vote all of the voting shares of Discovery beneficially owned by him in favor of the Recapitalization and against any competing proposal, subject to the terms and conditions set forth therein. The Reporting Person has also agreed not to transfer any of the Series A Common Stock or Series B Common Stock beneficially owned by him, except to a party which agrees to be bound by the terms of the Voting Agreement, until the Voting Agreement is terminated. The foregoing descriptions of the Voting Agreement are qualified in their entirety by the Voting Agreement, included in Item 7.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)       The Reporting Person beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 1,106,323 shares of Series A Common Stock (including (A) 804,323 shares of Series A Common Stock held by the Discovery CRT and (B) 300,000 shares of Series A Common Stock held by the CHUB CRT with respect to which Mr. Malone is the sole trustee and, with his wife, retains unitrust interests in the Discovery CRT and the CHUB CRT) and (ii) 6,185,279 shares of Series B Common Stock (including (A) 170,471 shares held by his wife as to which shares the Reporting Person disclaims beneficial ownership and (B) 91,789 shares held by the Trust in which the Reporting Person has no pecuniary interest but retains the right to substitute assets, managed by an independent trustee, of which the beneficiaries are the Reporting Person’s adult children, and as to which the Reporting Person disclaims beneficial ownership), which represent approximately 95.0% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 168,654,015 shares of Series A Common Stock and 6,512,378 shares of Series B Common Stock, in each case, outstanding as of April 16, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on April 29, 2021. Accordingly, in the election of common stock directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 26.9% of the voting power of the Issuer. With respect to all matters other than the election of common stock directors, the voting power represented by securities of the Issuer beneficially owned by the Reporting Person would be significantly lower because Advance, as the holder of the Issuer’s Series A Preferred Stock, votes with the holders of the Issuer’s common stock on all other matters.

(c)          Except as disclosed in this Amendment, neither the Reporting Person nor, to his knowledge, the Reporting Person’s wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)            Not applicable.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the information set forth, or incorporated by reference, in Item 4 and Item 5 in this Schedule 13D, hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

7(a)	Letter Agreement, dated as of February 13, 2014, between David Zaslav and John C. Malone (incorporated by reference to Exhibit 7(a) to Amendment No. 1 to the Schedule 13D filed by the Reporting Person with respect to the Issuer with the SEC on February 18, 2014).*

7(b)	Voting Agreement, dated as of May 17, 2021, by and among John C. Malone, Discovery, Inc., AT&T, Inc. and Magallanes, Inc.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2021

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

7(a)	Letter Agreement, dated as of February 13, 2014, between David Zaslav and John C. Malone (incorporated by reference to Exhibit 7(a) to Amendment No. 1 to the Schedule 13D filed by the Reporting Person with respect to the Issuer with the SEC on February 18, 2014 (File No. 005-84211)).

7(b)	Voting Agreement, dated as of May 17, 2021, by and among John C. Malone, Discovery, Inc., AT&T, Inc. and Magallanes, Inc.